FILED PURSUANT TO
RULE 424 (B) (3)
REGISTRATION NO: 333-85848

WELLS REAL ESTATE INVESTMENT TRUST, INC.
SUPPLEMENT NO. 2 DATED AUGUST 29, 2002 TO THE PROSPECTUS
DATED JULY 26, 2002

This document supplements, and should be read in conjunction with, the prospectus of Wells Real Estate Investment Trust, Inc. dated July 26, 2002, as supplemented and amended by Supplement No. 1 dated August 14, 2002. When we refer to the “prospectus” in this supplement, we are also referring to any and all supplements to the prospectus. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to describe the following:

(1)	Status of the offering of shares in Wells Real Estate Investment Trust, Inc. (Wells REIT);

(2)	The declaration of dividends for the fourth quarter of 2002;

(3)	Revisions to the “Description of Real Estate Investments” section of the prospectus to describe the following real property matters:

(A)	Acquisition of three office buildings in Irving, Texas (Nokia Dallas Buildings);

(B)	Acquisition of a seven-story office building in Austin, Texas (Harcourt Austin Building); and

(C)	Execution of a lease with AmeriCredit Financial Services in connection with a build-to-suit three-story office building in Chandler, Arizona (AmeriCredit Arizona Building);

(4)	Revisions to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the prospectus; and

(5)	Unaudited pro forma financial statements of the Wells REIT reflecting the acquisition of the Nokia Dallas Buildings.

Status of the Offering

We commenced our initial public offering of common stock on January 30, 1998. Our initial public offering was terminated on December 19, 1999. We received approximately $132,181,919 in gross offering proceeds from the sale of 13,218,192 shares in our initial public offering. We commenced our second offering of common stock on December 20, 1999. Our second public offering was terminated on December 19, 2000. We received approximately $175,229,193 in gross offering proceeds from the sale of 17,522,919 shares in our second public offering. We commenced our third public offering of common stock on December 20, 2000. Our third public offering was terminated on July 26, 2002. We received approximately $1,292,032,232 in gross offering proceeds from the sale of 129,203,223 shares in our third public offering.

Pursuant to the prospectus, we commenced our fourth public offering of common stock on July 26, 2002. As of August 25, 2002, we had received additional gross proceeds of approximately $84,871,857 from the sale of approximately 8,487,186 shares in our fourth public offering.

Dividends

As we described in Supplement No. 1 to the prospectus, we acquire properties that meet our standards of quality both in terms of the real estate and the creditworthiness of the tenants. Creditworthy tenants of the type we target are becoming more and more highly valued in the marketplace and, accordingly, there is increased competition in acquiring properties with these creditworthy tenants. As a result, the purchase prices for such properties have increased with corresponding reductions in cap rates and returns on investment. In addition, changes in market conditions have caused us to add to our internal procedures for ensuring the creditworthiness of our tenants before any commitment to buy a property is made. We continue to remain steadfast in our commitment to invest in quality properties that will produce quality income for our stockholders. Accordingly, because the marketplace is now placing a higher value on our type of properties and because of the additional time it now takes in the acquisition process for us to assess tenant credit – plus our commitment to adhere to purchasing properties with tenants that meet our investment criteria – we were required to lower our dividend yield to investors.

As a result of the factors described in the preceding paragraph, on August 29, 2002, our board of directors declared dividends for the fourth quarter of 2002 in an amount equal to a 7.0% annualized percentage rate return on an investment of $10 per share to be paid in December 2002. Our fourth quarter dividends are calculated on a daily record basis of $0.001923 (0.1923 cents) per day per share on the outstanding shares of common stock payable to stockholders of record of such shares as shown on the books of the Wells REIT at the close of business on each day during the period, commencing on September 16, 2002, and continuing on each day thereafter through and including December 15, 2002.

Description of Properties

As of August 25, 2002, we had purchased interests in 59 real estate properties located in 19 states, each of which was 100% leased to tenants. Below are the descriptions of our recent real property acquisitions through August 25, 2002.

Nokia Dallas Buildings

On August 15, 2002, Wells Operating Partnership, L.P. (Wells OP), a Delaware limited partnership formed to acquire, own, lease and operate real properties on behalf of the Wells REIT, purchased three adjacent office buildings containing an aggregate of 604,234 rentable square feet located in Irving, Texas for an aggregate purchase price of $119,550,000, plus closing costs (Nokia Dallas Buildings). The Nokia Dallas Buildings consist of (1) a nine-story office building located at 6031 Connection Drive (Nokia I Building), (2) a seven-story office building located at 6021 Connection Drive (Nokia II Building), and (3) a six-story office building located at 6011 Connection Drive (Nokia III Building). The Nokia I Building and Nokia III Building were built in 1999, and the Nokia II Building was built in 2000.

The Nokia Dallas Buildings are all leased entirely to Nokia, Inc., the U.S. operating subsidiary of Nokia Corporation (Nokia), under long-term net leases (i.e., operating costs and maintenance costs are paid by the tenant) for periods of 10 years, with approximately seven to eight years remaining on such leases. Nokia, the guarantor of the Nokia, Inc. leases, is a Finnish corporation whose shares are traded on the New York Stock Exchange. Nokia is a mobile communications company that supplies mobile phones and mobile, fixed broadband, and Internet protocol networks. Nokia sells its products in over 130 countries worldwide. Nokia reported a net worth, as of December 31, 2001, of approximately $12 billion Euros.

Since the Dallas Nokia Buildings are leased to a single tenant on a long-term basis under net leases that transfer substantially all of the operating costs to the tenant, we believe that financial information about the guarantor of the leases, Nokia, is more relevant to investors than financial statements of the property acquired. Nokia is a public company which currently files its financial statements in reports filed with the Securities and Exchange Commission, and following is summary financial data regarding Nokia taken from its previously filed public reports:

Consolidated Profit and Loss Accounts
	For the Fiscal Year Ended
	December 31, 2001	December 31, 2000	December 31, 1999
	(In millions of Euros)
Net Sales	31,191	30,376	19,772
Operating Profit	3,362	5,776	3,908
Net Profit	2,200	3,938	2,577

Consolidated Balance Sheet Data
	December 31, 2001	December 31, 2000
	(In millions of Euros)
Total Assets	22,427	19,890
Long-term liabilities	460	311
Shareholders’ Equity	12,205	10,808

If you would like to review more detailed financial information regarding Nokia, please refer to the financial statements of Nokia, which are publicly available with the Securities and Exchange Commission at http://www.sec.gov.

The Nokia I Building is a nine-story building containing 228,678 rentable square feet. The Nokia I Building lease fully commenced in July 1999 and expires in July 2009. The current annual base rent payable under the Nokia I Building lease is $4,413,485.

The Nokia II Building is a seven-story building containing 223,470 rentable square feet. The Nokia II Building lease commenced in December 2000 and expires in December 2010. The current annual base rent payable under the Nokia II Building lease is $4,547,614.

The Nokia III Building is a six-story building containing 152,086 rentable square feet. The Nokia III Building lease commenced in June 1999 and expires in July 2009. The current annual base rent payable under the Nokia III Building lease is $3,024,990.

Nokia, Inc. has a right of first offer on the future sale of each of the Nokia Dallas Buildings.

Harcourt Austin Building

On August 15, 2002, Wells OP purchased a seven-story office building containing 195,230 rentable square feet located in Austin, Texas (Harcourt Austin Building) for a purchase price of $39,000,000, plus closing costs. The Harcourt Austin Building was built in 2001 and is located at 10801 North Mopac Expressway, Austin, Texas.

The Harcourt Austin Building is leased entirely to Harcourt, Inc., a wholly owned subsidiary of Harcourt General, Inc. (Harcourt General), the guarantor of the Harcourt lease. Harcourt General is a Delaware corporation having its corporate headquarters in Newton, Massachusetts. Harcourt General is a worldwide education company that provides books, print, and electronic learning materials, assessments, and professional development programs to students and teachers in pre-kindergarten through 12th grade. Harcourt General was acquired in July 2001, by, and became a wholly owned subsidiary of, Reed Elsevier PLC, a privately held company.

The Harcourt lease commenced in July 2001 and expires in June 2016. The current annual base rent payable under the Harcourt lease is $3,353,040.

Lease of AmeriCredit Arizona Building

On August 9, 2002, Wells OP entered into a 10-year lease with AmeriCredit Financial Services, Inc. (AmeriCredit) for a build-to-suit property on a 14-acre tract of land located in Chandler, Arizona (AmeriCredit Arizona Property). Wells OP expects to enter into a definitive agreement to acquire the AmeriCredit Arizona Property in the near future.

AmeriCredit is wholly-owned by, and serves as the primary operating subsidiary for, AmeriCredit Corp., a Texas corporation whose common stock is publicly traded on the NYSE. AmeriCredit Corp. is the guarantor of the lease. AmeriCredit is the world’s largest independent middle-market automobile finance company. AmeriCredit purchases loans made by franchised and select independent dealers to consumers buying late model used and, to a lesser extent, new automobiles. AmeriCredit Corp. reported a net worth, as of December 31, 2001, of approximately $1.2 billion.

The AmeriCredit Arizona lease will commence shortly after completion of construction of a three-story office building containing approximately 153,494 rentable square feet on the AmeriCredit Arizona Property, which we expect to occur in approximately March 2003 at a total estimated cost of $24,700,000. The AmeriCredit Arizona lease expires 10 years and four months after lease commencement. AmeriCredit has the right to extend the initial term of this lease for two additional five-year terms at 95% of the then-current market rental rate. In addition, AmeriCredit may terminate the AmeriCredit Arizona lease at the end of the 88th month by paying a $2,512,697 termination fee.

As an inducement for Wells OP to enter into the AmeriCredit Arizona lease, AmeriCredit has prepaid to Wells OP the first three years of base rent on the AmeriCredit Arizona Building at a discounted amount equal to $4,827,945 rather than the amount of base rent that would otherwise have been payable ratably over the first three years of the lease term. Wells OP will be required to repay this prepaid rent or some portion thereof under certain circumstances described in the AmeriCredit Arizona lease such as failure of Wells OP to substantially complete construction of the building in accordance with specifications by August 1, 2003, damage or destruction of the building, eminent domain taking of the property and failure of Wells OP to make required repairs to the building. Wells OP has obtained and delivered an irrevocable stand-by letter of credit from Bank of America, N.A. to AmeriCredit in the amount of the prepaid rent to secure Wells OP’s obligation to repay the prepaid rent under these conditions.

Property Management Fees

Wells Management Company, Inc. (Wells Management), an affiliate of the Wells REIT and our advisor, will be paid management and leasing fees in the amount of 4.5% of gross revenues from the Nokia Dallas Buildings, the Harcourt Austin Building and the AmeriCredit Arizona Building, subject to certain limitations. In addition, Wells Management will receive a one-time initial lease-up fee relating to the leasing of the AmeriCredit Arizona Building equal to one month’s rent estimated to be approximately $207,000.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following information should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section beginning on page 101 of the prospectus, as supplemented by Supplement No. 1 dated August 14, 2002.

We commenced our initial public offering of common stock on January 30, 1998. Our initial public offering was terminated on December 19, 1999. We received approximately $132,181,919 in gross offering proceeds from the sale of 13,218,192 shares in our initial public offering. We commenced our second offering of common stock on December 20, 1999. Our second public offering was terminated on December 19, 2000. We received approximately $175,229,193 in gross offering proceeds from the sale of 17,522,919 shares in our second public offering. We commenced our third public offering of common stock on December 20, 2000. Our third public offering was terminated on July 26, 2002. We received approximately $1,292,032,232 in gross offering proceeds from the sale of 129,203,223 shares in our third public offering.

Pursuant to the prospectus, we commenced our fourth public offering of common stock on July 26, 2002. As of August 25, 2002, we had received additional gross proceeds of approximately $84,871,857 from the sale of approximately 8,487,186 shares in our fourth public offering. Accordingly, as of August 25, 2002, we had received aggregate gross offering proceeds of approximately $1,684,315,201 from the sale of approximately 168,431,520 shares in all of our public offerings. After payment of $58,452,949 in acquisition and advisory fees and acquisition expenses, payment of $187,490,370 in selling commissions and organization and offering expenses, and common stock redemptions of $14,230,931 pursuant to our share redemption program, as of August 25, 2002, we had raised aggregate net offering proceeds available for investment in properties of $1,424,140,951, out of which $1,128,348,590 had been invested in real estate properties, and $295,792,361 remained available for investment in real estate properties.

Financial Statements

The pro forma balance sheet of the Wells REIT, as of June 30, 2002, the pro forma statement of income for the year ended December 31, 2001, and the pro forma statement of income for the six months ended June 30, 2002, which are included in this supplement, have not been audited.

WELLS REAL ESTATE INVESTMENT TRUST, INC.

Summary of Unaudited Pro Forma Financial Statements

This pro forma information should be read in conjunction with the financial statements and notes of Wells Real Estate Investment Trust, Inc. included in its annual report on Form 10-K for the year ended December 31, 2001 and quarterly report on Form 10-Q for the period ended June 30, 2002. In addition, this pro forma information should be read in conjunction with the financial statements and notes of certain acquired properties included in various Form 8-Ks previously filed.

The following unaudited pro forma balance sheet as of June 30, 2002 has been prepared to give effect to the third quarter 2002 acquisitions of the PacifiCare San Antonio Building, the Kerr McGee Property, the BMG Greenville Buildings, the Kraft Atlanta Building (the “Other Recent Acquisitions”) and the Nokia Dallas Buildings (collectively, the “Recent Acquisitions”) by Wells OP as if the acquisitions occurred on June 30, 2002.

The following unaudited pro forma statement of income for the six months ended June 30, 2002 has been prepared to give effect to the first and second quarter 2002 acquisitions of the Arthur Andersen Building, the Transocean Houston Building, Novartis Atlanta Building, the Dana Corporation Buildings, the Travelers Express Denver Buildings, the Agilent Atlanta Building, the BellSouth Ft. Lauderdale Building, the Experian/TRW Buildings, the Agilent Boston Building, the TRW Denver Building, the MFS Phoenix Building (collectively, the “2002 Acquisitions”) and the Recent Acquisitions as if the acquisitions occurred on January 1, 2001. The Kerr McGee Property had no operations during the six months ended June 30, 2002.

The following unaudited pro forma statement of income for the year ended December 31, 2001 has been prepared to give effect to the 2001 acquisitions of the Comdata Building, the AmeriCredit Building, the State Street Bank Building, the IKON Buildings, the Ingram Micro Building, the Lucent Building, the ADIC Buildings, the Convergys Building, the Windy Point Buildings (collectively, the “2001 Acquisitions”), the 2002 Acquisitions and the Recent Acquisitions as if the acquisitions occurred on January 1, 2001. The Nissan Property, the Travelers Express Denver Buildings and the Kerr McGee Property had no operations during 2001.

Wells OP is a Delaware limited partnership that was organized to own and operate properties on behalf of the Wells Real Estate Investment Trust, Inc., a Maryland corporation. As the sole general partner of Wells OP, Wells Real Estate Investment Trust, Inc. possesses full legal control and authority over the operations of Wells OP. Accordingly, the accounts of Wells OP are consolidated with the accompanying pro forma financial statements of Wells Real Estate Investment Trust, Inc.

These unaudited pro forma financial statements are prepared for informational purposes only and are not necessarily indicative of future results or of actual results that would have been achieved had the acquisitions of the 2001 Acquisitions, 2002 Acquisitions and the Recent Acquisitions been consummated as of January 1, 2001.

WELLS REAL ESTATE INVESTMENT TRUST, INC.

PRO FORMA BALANCE SHEET

JUNE 30, 2002

(Unaudited)

ASSETS

		Pro Forma Adjustments
	Wells Real Estate	Recent Acquisitions
	Investment Trust, Inc. (e)	Other		Nokia Dallas		Pro Forma Total
REAL ESTATE ASSETS, at cost:
Land	$110,330,449	$8,488,044	(a)	$9,100,000	(a)	$128,634,284
		345,443	(b)	370,348	(b)
Buildings, less accumulated depreciation of $37,717,737	689,490,969	46,302,615	(a)	110,831,069	(a)	853,019,628
		1,884,408	(b)	4,510,567	(b)
Construction in progress	16,081,841	379,901	(a)	0		16,461,742

Total real estate assets	815,903,259	57,400,411		124,811,984		998,115,654

CASH AND CASH EQUIVALENTS	341,909,775	(43,452,969	)(a)	(119,931,069	)(a)	372,072,298
		200,566,384	(c)
		(7,019,823	)(d)
INVESTMENT IN JOINT VENTURES	76,217,870	0		0		76,217,870
INVESTMENT IN BONDS	22,000,000	0		0		22,000,000
ACCOUNTS RECEIVABLE	10,709,104	0		0		10,709,104
DEFERRED LEASE ACQUISITION COSTS, net	1,790,608	0		0		1,790,608
DEFERRED PROJECT COSTS	14,314,914	(2,229,851	)(b)	(4,880,915	)(b)	14,223,971
		7,019,823	(d)
DEFERRED OFFERING COSTS	1,392,934	0		0		1,392,934
DUE FROM AFFILIATES	1,897,309	0		0		1,897,309
NOTE RECEIVABLE	5,149,792	0		0		5,149,792
PREPAID EXPENSES AND OTHER ASSETS, net	1,881,308	0		0		1,881,308

Total assets	$1,293,166,873	$212,283,975		$0		$1,505,450,848

LIABILITIES AND SHAREHOLDERS’ EQUITY

		Pro Forma Adjustments
	Wells Real Estate	Recent Acquisitions
	Investment Trust, Inc. (e)	Other		Nokia Dallas	Pro Forma Total
LIABILITIES:
Accounts payable and accrued expenses	$11,840,214	$14,830	(a)	$0	$11,855,044
Notes payable	15,658,141	11,702,761	(a)	0	27,360,902
Obligations under capital lease	22,000,000	0		0	22,000,000
Dividends payable	4,538,635	0		0	4,538,635
Due to affiliates	2,106,790	0		0	2,106,790
Deferred rental income	1,013,544	0		0	1,013,544

Total liabilities	57,157,324	11,717,591		0	68,874,915

COMMITMENTS AND CONTINGENCIES

MINORITY INTEREST OF UNIT HOLDER IN OPERATING PARTNERSHIP	200,000	0		0	200,000

SHAREHOLDERS’ EQUITY:
Common shares, $.01 par value; 125,000,000 shares authorized, 145,589,053 shares issued and 144,366,772 outstanding at June 30, 2002	1,455,890	200,566	(c)	0	1,656,456
Additional paid-in capital	1,290,858,515	200,365,818	(c)	0	1,491,224,333
Cumulative distributions in excess of earnings	(43,991,669)	0		0	(43,991,669)
Treasury stock, at cost, 1,222,381 shares	(12,223,808)	0		0	(12,223,808)
Other comprehensive loss	(289,379)	0		0	(289,379)

Total shareholders’ equity	1,235,809,549	200,566,384		0	1,436,375,933

Total liabilities and shareholders’ equity	$1,293,166,873	$212,283,975		$0	$1,505,450,848

(a)	Reflects Wells Real Estate Investment Trust, Inc.’s purchase price for the land, building and liabilities assumed.

(b)	Reflects deferred project costs applied to the land and building at approximately 4.07% of the purchase price.

(c)	Reflects capital raised through issuance of additional shares subsequent to June 30, 2002 through Nokia Dallas acquisition date.

(d)	Reflects deferred project costs capitalized as a result of additional capital raised described in note (c) above.

(e)	Historical financial information derived from quarterly report on Form 10-Q.

The accompanying notes are an integral part of this statement.

WELLS REAL ESTATE INVESTMENT TRUST, INC.

PRO FORMA STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2001

(Unaudited)

		Pro Forma Adjustments
	Wells Real Estate					Recent Acquisitions
	Investment Trust, Inc.(f)	2001 Acquisitions		2002 Acquisitions		Other		Nokia Dallas		Pro Forma Total
REVENUES:
Rental income	$44,204,279	$11,349,076	(a)	$14,846,431	(a)	$4,020,112	(a)	$12,518,628	(a)	$86,938,526
Equity in income of joint ventures	3,720,959	1,111,850	(b)	0		0		0		4,832,809
Interest income	1,246,064	0		0		0		0		1,246,064
Take out fee	137,500	0		0		0		0		137,500

	49,308,802	12,460,926		14,846,431		4,020,112		12,518,628		93,154,899

EXPENSES:
Depreciation	15,344,801	5,772,761	(c)	5,356,374	(c)	1,584,975	(c)	4,613,665	(c)	32,672,576
Interest	3,411,210	0		0		0		0		3,411,210
Operating costs, net of reimbursements	4,128,883	2,854,275	(d)	1,505,269	(d)	5,452	(d)	0		8,493,879
Management and leasing fees	2,507,188	510,708	(e)	668,090	(e)	180,904	(e)	563,338	(e)	4,430,228
General and administrative	973,785	0		0		0		0		973,785
Amortization of deferred financing costs	770,192	0		0		0		0		770,192
Legal and accounting	448,776	0		0		0		0		448,776

	27,584,835	9,137,744		7,529,733		1,771,331		5,177,003		51,200,646

NET INCOME	$21,723,967	$3,323,182		$7,316,698		$2,248,781		$7,341,625		$41,954,253

EARNINGS PER SHARE, basic and diluted	$0.43									$0.26

WEIGHTED AVERAGE SHARES, basic and diluted	50,520,853									164,423,411

(a)	Rental income is recognized on a straight-line basis.

(b)
Reflects Wells Real Estate Investment Trust, Inc.’s equity in income of Wells XII-REIT Joint Venture related to the acquisition of the Comdata Building and equity in income of Wells XIII-REIT Joint Venture related to the acquisition of the AmeriCredit Building and the ADIC Building.

(c)	Depreciation expense on the buildings is recognized using the straight-line method and a 25-year life.

(d)	Consists of nonreimbursable operating expenses.

(e)	Management and leasing fees are calculated at 4.5% of rental income.

(f)	Historical financial information derived from annual report on Form 10-K.

The accompanying notes are an integral part of this statement.

WELLS REAL ESTATE INVESTMENT TRUST, INC.

PRO FORMA STATEMENT OF INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2002

(Unaudited)

		Pro Forma Adjustments
	Wells Real Estate			Recent Acquisitions
	Investment Trust, Inc.(e)	2002 Acquisitions		Other		Nokia Dallas		Pro Forma Total
REVENUES:
Rental income	$38,571,815	$7,307,774	(a)	$2,652,335	(a)	$6,259,314	(a)	$54,791,238
Equity in income of joint ventures	2,478,686	0		0		0		2,478,686
Interest income	2,648,351	0		0		0		2,648,351
Take out fee	134,102	0		0		0		134,102

	43,832,954	7,307,774		2,652,335		6,259,314		60,052,377

EXPENSES:
Depreciation	12,903,282	2,588,546	(b)	963,740	(b)	2,306,833	(b)	18,762,401
Interest	880,002	0		0		0		880,002
Operating costs, net of reimbursements	2,063,997	300,018	(c)	79,067	(c)	0		2,443,082
Management and leasing fees	1,903,082	328,850	(d)	119,355	(d)	281,669	(d)	2,632,956
General and administrative	1,121,457	0		0		0		1,121,457
Amortization of deferred financing costs	424,992	0		0		0		424,992

	19,296,812	3,217,414		1,162,162		2,588,502		26,264,890

NET INCOME	$24,536,142	$4,090,360		$1,490,173		$3,670,812		$33,787,487

EARNINGS PER SHARE, basic and diluted	$0.22							$0.21

WEIGHTED AVERAGE SHARES, basic and diluted	110,885,641							164,423,411

(a)	Rental income is recognized on a straight-line basis.

(b)	Depreciation expense on the buildings is recognized using the straight-line method and a 25-year life.

(c)	Consists of nonreimbursable operating expenses.

(d)	Management and leasing fees are calculated at 4.5% of rental income.

(e)	Historical financial information derived from quarterly report on Form 10-Q.

The accompanying notes are an integral part of this statement.